ALLIED GOLD LIMITED

15 December 2009

Companies Announcement Office
Australian Securities Exchange Limited

OFF-MARKET TAKEOVER BID FOR AUSTRALIAN SOLOMONS GOLD LIMITED
CLOSE OF OFFER PERIOD AND NOTIFICATION OF RELEVANT INTEREST

Allied Gold Limited ABN 86 104 855 067 (**ALD**) advises, in relation to the off-market takeover bid by ALD and its child entity AGL (ASG) Pty Ltd ACN 139 239 52 (together, **Allied Gold**) for Australian Solomons Gold Limited (**ASG**), that:

1. The Offer Period in respect of the off-market takeover bid closed at 8:00 pm on 14 December 2009 Toronto time, being 11:00am on 15 December 2009 Brisbane time.

2. Allied Gold has a relevant interest in 96.90% of the ordinary shares of ASG, being securities in the bid class under the Offers.

3. Compulsory acquisition of the outstanding ASG securities will proceed.

Yours faithfully
ALLIED GOLD LIMITED

Peter Torre
Company Secretary